UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

EXCO Resources, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

269279 40 2

(CUSIP Number)

Thomas C. Sadler, Esq.

Latham & Watkins LLP

355 South Grand Avenue

Los Angeles, California  90071

(213) 485-1234

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 21, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 269279 40 2

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Ares Corporate Opportunities Fund, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 6,005,951 (See Items 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 6,005,951 (See Items 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,005,951 (See Items 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 2.83%(1)

14.	Type of Reporting Person (See Instructions) PN

(1)  Based upon an aggregate of 212,309,253 shares of common stock outstanding as of October 29, 2010, as reported by the Issuer on Form 10-Q filed on November 3, 2010.

CUSIP No. 269279 40 2

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) ACOF EXCO, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 45,262 (See Items 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 45,262 (See Items 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 45,262 (See Items 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.02% (2)

14.	Type of Reporting Person (See Instructions) PN

(2)  Based upon an aggregate of 212,309,253 shares of common stock outstanding as of October 29, 2010, as reported by the Issuer on Form 10-Q filed on November 3, 2010.

CUSIP No. 269279 40 2

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) ACOF EXCO 892 Investors, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 262,630 (See Items 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 262,630 (See Items 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 262,630 (See Items 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.12%(3)

14.	Type of Reporting Person (See Instructions) PN

(3)  Based upon an aggregate of 212,309,253 shares of common stock outstanding as of October 29, 2010, as reported by the Issuer on Form 10-Q filed on November 3, 2010.

CUSIP No. 269279 40 2

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) ACOF Management, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 6,313,843 (See Items 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 6,313,843 (See Items 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,313,843 (See Items 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 2.97%(4)

14.	Type of Reporting Person (See Instructions) PN

(4)  Based upon an aggregate of 212,309,253 shares of common stock outstanding as of October 29, 2010, as reported by the Issuer on Form 10-Q filed on November 3, 2010.

CUSIP No. 269279 40 2

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) ACOF Operating Manager, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 6,313,843 (See Items 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 6,313,843 (See Items 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,313,843 (See Items 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 2.97%(5)

14.	Type of Reporting Person (See Instructions) PN

(5)  Based upon an aggregate of 212,309,253 shares of common stock outstanding as of October 29, 2010, as reported by the Issuer on Form 10-Q filed on November 3, 2010.

CUSIP No. 269279 40 2

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Ares Corporate Opportunities Fund II, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 3,883,157 (See Items 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 3,883,157 (See Items 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,883,157 (See Items 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 1.83%(6)

14.	Type of Reporting Person (See Instructions) PN

(6)  Based upon an aggregate of 212,309,253 shares of common stock outstanding as of October 29, 2010, as reported by the Issuer on Form 10-Q filed on November 3, 2010.

CUSIP No. 269279 40 2

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Ares EXCO, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,050,525 (See Items 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,050,525 (See Items 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,050,525 (See Items 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.49%(7)

14.	Type of Reporting Person (See Instructions) PN

(7)  Based upon an aggregate of 212,309,253 shares of common stock outstanding as of October 29, 2010, as reported by the Issuer on Form 10-Q filed on November 3, 2010.

CUSIP No. 269279 40 2

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Ares EXCO 892 Investors, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,645,262 (See Items 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,645,262 (See Items 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,645,262 (See Items 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.77%(8)

14.	Type of Reporting Person (See Instructions) PN

(8)  Based upon an aggregate of 212,309,253 shares of common stock outstanding as of October 29, 2010, as reported by the Issuer on Form 10-Q filed on November 3, 2010.

CUSIP No. 269279 40 2

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) ACOF Management II, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 6,578,944 (See Items 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 6,578,944 (See Items 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,578,944 (See Items 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 3.10%(9)

14.	Type of Reporting Person (See Instructions) PN

(9)  Based upon an aggregate of 212,309,253 shares of common stock outstanding as of October 29, 2010, as reported by the Issuer on Form 10-Q filed on November 3, 2010.

CUSIP No. 269279 40 2

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) ACOF Operating Manager II, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 6,578,944 (See Items 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 6,578,944 (See Items 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,578,944 (See Items 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 3.10%(10)

14.	Type of Reporting Person (See Instructions) PN

(10)  Based upon an aggregate of 212,309,253 shares of common stock outstanding as of October 29, 2010, as reported by the Issuer on Form 10-Q filed on November 3, 2010.

CUSIP No. 269279 40 2

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Ares Management LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 12,951,537 (See Items 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 12,951,537 (See Items 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,951,537 (See Items 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 6.10%(11)

14.	Type of Reporting Person (See Instructions) OO

(11)  Based upon an aggregate of 212,309,253 shares of common stock outstanding as of October 29, 2010, as reported by the Issuer on Form 10-Q filed on November 3, 2010. Includes 58,750 options to acquire shares of Common Stock held by Mr. Jeffrey Serota, which is the vested portion of 70,000 options granted to Mr. Serota in his capacity as a director of the Issuer.

CUSIP No. 269279 40 2

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Ares Partners Management Company LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 12,951,537 (See Items 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 12,951,537 (See Items 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,951,537 (See Items 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 6.10%(12)

14.	Type of Reporting Person (See Instructions) OO

(12)  Based upon an aggregate of 212,309,253 shares of common stock outstanding as of October 29, 2010, as reported by the Issuer on Form 10-Q filed on November 3, 2010. Includes 58,750 options to acquire shares of Common Stock held by Mr. Jeffrey Serota, which is the vested portion of 70,000 options granted to Mr. Serota in his capacity as a director of the Issuer.

This Amendment No. 4 to the Schedule 13D (this “Amendment No. 4”) amends and supplements the statement on Schedule 13D filed on April 9, 2007, Amendment No. 1 to the Schedule 13D (“Amendment No. 1”) filed on September 4, 2007, Amendment No. 2 to the Schedule 13D (“Amendment No. 2”) filed on September 11, 2007 and Amendment No. 3 to the Schedule 13D (“Amendment No. 3”) filed on November 2, 2010 (as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3 and this Amendment No. 4, the “Schedule 13D”).

Except as specifically provided herein, this Amendment No. 4 does not modify any of the information previously reported on the Schedule 13D.  Capitalized terms used but not otherwise defined herein shall have the meanings previously given to them on the Schedule 13D.

Item 4.    Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended by adding the following at the end thereof:

Ares Management entered into a letter agreement, dated as of January 21, 2011 (the “Confidentiality Agreement”), with EXCO and the Special Committee of the Board of Directors of EXCO (the “Special Committee”), pursuant to which the Special Committee will make available to Ares Management, as well as certain of its representatives and approved financing sources, certain nonpublic information regarding EXCO. The Confidentiality Agreement has a term of fifteen months and contains, among other things, certain standstill provisions that apply to Ares Management and certain of its representatives. The standstill provisions prohibit Ares Management from, among other things, acquiring additional shares of EXCO common stock, entering into agreements regarding or soliciting proxies in connection with an acquisition of EXCO and seeking to influence the management of EXCO in connection with such an acquisition. In addition, the Confidentiality Agreement prohibits Ares Management from entering into agreements preventing EXCO shareholders from voting in favor of or tendering their shares in other offers to acquire EXCO or preventing debt or certain equity financing sources from providing financing to other parties in connection with an acquisition of EXCO. The Confidentiality Agreement also limits the parties with whom Ares Management can enter into financing arrangements. Under certain circumstances, certain of these provisions may terminate before the end of the fifteen month term of the Confidentiality Agreement.

The foregoing description of the Confidentiality Agreement is qualified in its entirety by the Confidentiality Agreement, a copy of which is attached hereto as Exhibit 99.4 and is incorporated herein by reference.

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended by adding the following at the end thereof:

Item 4 of the Schedule 13D is incorporated herein by reference.

The information set forth in response to this Item 6 is qualified in its entirety by reference to the Confidentiality Agreement, which is incorporated herein by reference.

Item 7.    Material to Be Filed as Exhibits

Exhibit 99.4                   Letter Agreement, dated as of January 21, 2011, between Special Committee of the Board of Directors of EXCO Resources, Inc., EXCO Resources, Inc. and Ares Management LLC.

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

ARES CORPORATE OPPORTUNITIES FUND, L.P.

BY: ACOF OPERATING MANAGER, L.P.
Its Manager

By:	/s/ Michael D. Weiner
Name:	Michael D. Weiner
Title:	Authorized Signatory

ACOF EXCO, L.P.

BY: ACOF MANAGEMENT, L.P.
Its General Partner

BY: ACOF OPERATING MANAGER,
L.P.
Its General Partner

By:	/s/ Michael D. Weiner
Name:	Michael D. Weiner
Title:	Authorized Signatory

ACOF EXCO 892 INVESTORS, L.P.

BY: ACOF MANAGEMENT, L.P.
Its General Partner

BY: ACOF OPERATING MANAGER,
L.P.
Its General Partner

By:	/s/ Michael D. Weiner
Name:	Michael D. Weiner
Title:	Authorized Signatory

ACOF MANAGEMENT, L.P.

BY: ACOF OPERATING MANAGER, L.P.
Its General Partner

By:	/s/ Michael D. Weiner
Name:	Michael D. Weiner
Title:	Authorized Signatory

ACOF OPERATING MANAGER, L.P.

By:	/s/ Michael D. Weiner
Name:	Michael D. Weiner
Title:	Authorized Signatory

ARES CORPORATE OPPORTUNITIES FUND II, L.P.

BY: ACOF OPERATING MANAGER II, L.P.
Its Manager

By:	/s/ Michael D. Weiner
Name:	Michael D. Weiner
Title:	Authorized Signatory

ARES EXCO, L.P.

BY: ACOF MANAGEMENT II, L.P.
Its General Partner

BY: ACOF OPERATING MANAGER II,
L.P.
Its General Partner

By:	/s/ Michael D. Weiner
Name:	Michael D. Weiner
Title:	Authorized Signatory

ARES EXCO 892 INVESTORS, L.P.

BY: ACOF MANAGEMENT II, L.P.
Its General Partner

BY: ACOF OPERATING MANAGER II,
L.P.
Its General Partner

By:	/s/ Michael D. Weiner
Name:	Michael D. Weiner
Title:	Authorized Signatory

ACOF MANAGEMENT II, L.P.

BY: ACOF OPERATING MANAGER II, L.P.
Its General Partner

By:	/s/ Michael D. Weiner
Name:	Michael D. Weiner
Title:	Authorized Signatory

ACOF OPERATING MANAGER II, L.P.

By:	/s/ Michael D. Weiner
Name:	Michael D. Weiner
Title:	Authorized Signatory

ARES MANAGEMENT LLC

By:	/s/ Michael D. Weiner
Name:	Michael D. Weiner
Title:	Authorized Signatory

ARES PARTNERS MANAGEMENT COMPANY LLC

By:	/s/ Michael D. Weiner
Name:	Michael D. Weiner
Title:	Authorized Signatory

EXHIBIT INDEX

Exhibit No.	Exhibit Description

99.4	Letter Agreement, dated as of January 21, 2011, between Special Committee of the Board of Directors of EXCO Resources, Inc., EXCO Resources, Inc. and Ares Management LLC.